UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67626/ August 9, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14934

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In the Matter of :	
:	
OBJEX, INC., :	ORDER MAKING FINDINGS AND
ONLINE POWER SUPPLY, INC., :	REVOKING REGISTRATIONS BY
ORCA TECHNOLOGIES, INC., :	DEFAULT
ORION RESEARCH GROUP, INC., and :	
PRTX, INC. :	

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The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on July 2, 2012, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act), and they have violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 by failing to file required periodic reports with the Commission.

Each Respondent was served with the OIP by July 7, 2012. See 17 C.F.R. § 201.141(a)(2)(ii). Respondents are in default because they did not file an Answer to the OIP, did not participate in the prehearing conference on August 6, 2012, and did not otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I deem the following allegations in the OIP to be true as to each Respondent. See 17 C.F.R. § 201.155(a).

Findings of Fact

Objex, Inc. (Objex), Central Index Key (CIK) No. 1124859, is a dissolved Colorado corporation located in Colorado Springs, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Objex is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on October 2, 2000.

Online Power Supply, Inc. (Online Power), CIK No. 1101152, is a Nevada corporation located in Englewood, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Online Power is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of over $3.86 million for the prior nine months. Online Power has also violated an August 28, 2003, permanent injunction issued by the U.S. District Court for the District of Colorado enjoining it from violations of Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. On May 14, 2004, Online Power filed a Chapter

11 petition in the U.S. Bankruptcy Court for the District of Colorado, which was converted to Chapter 7 and was terminated on May 23, 2011. As of July 2, 2012, the company's stock (ticker symbol "OPWR") was traded on the over-the-counter markets.

Orca Technologies, Inc. (Orca Technologies), CIK No. 1004932, is an expired Utah corporation located in Bothell, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Orca Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 31, 1999, which reported a net loss of over $5 million for the prior nine months.

Orion Research Group, Inc. (Orion Research), CIK No. 1093429, is a permanently revoked Nevada corporation located in Minden, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Orion Research is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported a net loss of $2,666 for the year ended December 31, 1999.

PRTX, Inc. (PRTX), CIK No. 1410516, is a void Delaware corporation located in Kirkland, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PRTX is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2008, which reported a net loss of $25,100 since the company's April 27, 2007, inception.

Conclusions of Law

Each Respondent has failed to comply with Exchange Act Section 13(a) and the Exchange Act Rules 13a-1 and 13a-13, which require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires all issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. I conclude on these facts that revocation of the registration of each class of the registered securities of Objex, Online Power, Orca Technologies, Orion Research, and PRTX is both necessary and appropriate for the protection of investors.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Objex, Inc., Online Power Supply, Inc., Orca Technologies, Inc., Orion Research Group, Inc., and PRTX, Inc., is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge